                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       Industrial Distribution Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45061100
--------------------------------------------------------------------------------
                                  CUSIP Number

                          Edmundson International, Inc.
                                31356 Via Colinas
                       Westlake Village, California 91362
                                 (818) 991-9000

                                 with a copy to:

                             Timothy G. Hoxie, Esq.
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                         San Francisco, California 94104
                                 (415) 772-6052
--------------------------------------------------------------------------------
                       (Name, address and telephone number
           of person authorized to receive notices and communications)

                                November 16, 1998
                          -----------------------------
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                         (Continued on following pages)


                              (Page 1 of 10 Pages)

CUSIP NO. 45061100                    13D                    Page 2 of 10 pages
          --------               AMENDMENT NO. 3

--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS         Edmundson International, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                                                 WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                       California
--------------------------------------------------------------------------------
   NUMBER OF      7)  SOLE VOTING POWER                                 -0-
     SHARES       --------------------------------------------------------------
  BENEFICIALLY
     OWNED        8)  SHARED VOTING POWER                             772,000
       BY         --------------------------------------------------------------
      EACH
   REPORTING      9)  SOLE DISPOSITIVE POWER                            -0-
     PERSON       --------------------------------------------------------------
      WITH
                  10)  SHARED DISPOSITIVE POWER                       772,000
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      772,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  8.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                    Page 3 of 10 pages
          --------               AMENDMENT NO. 3

--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS   Consolidated Electrical Distributors, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                                                 AF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7)  SOLE VOTING POWER                                 -0-
     SHARES       --------------------------------------------------------------
  BENEFICIALLY
     OWNED        8)  SHARED VOTING POWER                             772,000
       BY         --------------------------------------------------------------
      EACH
   REPORTING      9)  SOLE DISPOSITIVE POWER                            -0-
     PERSON       --------------------------------------------------------------
      WITH
                  10)  SHARED DISPOSITIVE POWER                       772,000
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      772,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  8.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                    Page 4 of 10 pages
          --------               AMENDMENT NO. 3

--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS                           Portshire Corp.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                                                 AF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                          Texas
--------------------------------------------------------------------------------
   NUMBER OF      7)  SOLE VOTING POWER                                 -0-
     SHARES       --------------------------------------------------------------
  BENEFICIALLY
     OWNED        8)  SHARED VOTING POWER                              60,000
       BY         --------------------------------------------------------------
      EACH
   REPORTING      9)  SOLE DISPOSITIVE POWER                            -0-
     PERSON       --------------------------------------------------------------
      WITH
                  10)  SHARED DISPOSITIVE POWER                        60,000
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       60,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                    Page 5 of 10 pages
          --------               AMENDMENT NO. 3

--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS                Lincolnshire Associates, Ltd.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                                                 WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                          Texas
--------------------------------------------------------------------------------
   NUMBER OF      7)  SOLE VOTING POWER                                 -0-
     SHARES       --------------------------------------------------------------
  BENEFICIALLY
     OWNED        8)  SHARED VOTING POWER                              60,000
       BY         --------------------------------------------------------------
      EACH
   REPORTING      9)  SOLE DISPOSITIVE POWER                            -0-
     PERSON       --------------------------------------------------------------
      WITH
                  10)  SHARED DISPOSITIVE POWER                        60,000
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       60,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0.7%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                            PN
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                    Page 6 of 10 pages
          --------               AMENDMENT NO. 3

--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS  Employees' Retirement Plan of Consolidated
                                     Electrical Distributors, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                                                 WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                       California
--------------------------------------------------------------------------------
   NUMBER OF      7)  SOLE VOTING POWER                               100,000
     SHARES       --------------------------------------------------------------
  BENEFICIALLY
     OWNED        8)  SHARED VOTING POWER                               -0-
       BY         --------------------------------------------------------------
      EACH
   REPORTING      9)  SOLE DISPOSITIVE POWER                          100,000
     PERSON       --------------------------------------------------------------
      WITH
                  10)  SHARED DISPOSITIVE POWER                          -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      100,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  / /
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  1.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                            EP
--------------------------------------------------------------------------------

CUSIP NO. 45061100                    13D                    Page 7 of 10 pages
          --------              AMENDMENT NO. 3
                                 INTRODUCTION

         Edmundson International, Inc., a California corporation ("Edmundson International"), hereby files this Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To
Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.
         Only those Items amended are reported herein.


         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         Item 3 is amended by adding the following paragraph:

         On November 12, 1998, Edmundson International purchased 50,000 shares of Common Stock on the open market at a purchase price of $6.8125 per share. On November 16, 1998, Edmundson International purchased an additional 50,000 shares of Common Stock on the open market at a purchase price of $6.75 per share. The total funds required to complete these purchases was $682,125.00 (inclusive of broker commissions). All funds were obtained from working capital of Edmundson International. A table identifying each purchase is included in Item 5(c) of this Amendment.

         Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated to read as follows:

         (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the New York Stock Exchange's internet website activity report stating that

CUSIP NO. 45061100                    13D                    Page 8 of 10 pages
          --------              AMENDMENT NO. 3

the Issuer had 8,893,704 shares of Common Stock outstanding as of November 17, 1998(1) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:


------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Reporting Person            No. of Shares      Percentage         Power to Vote           Power to Dispose
                             Beneficially       of Class       Shared          Sole       Shared         Sole
                                Owned
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------
Edmundson International        772,000            8.7%          772,000        -0-        772,000         -0-
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------
CED                            772,000            8.7%          772,000        -0-        772,000         -0-
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------
Portshire Corp.                 60,000            0.7%          60,000         -0-         60,000         -0-
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------
Lincolnshire Associates         60,000            0.7%          60,000         -0-         60,000         -0-
-------------------------- ----------------- ---------------- ------------ ------------ ------------- ------------
CED Pension Plan               100,000            1.1%            -0-        100,000        -0-         100,000
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------


         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

                  (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:


-------------------------------
    (1) URL address: http://www.nyse.com/public/market/2a/2a1/cprice/i/c_idg.htm

CUSIP NO. 45061100                    13D                    Page 9 of 10 pages
          --------              AMENDMENT NO. 3

----------------------------------------------------------------------------------------------------------------
 Date                         Purchaser          # Shares       Price        Comm'n         Total Funds Required
----------------------------------------------------------------------------------------------------------------
 9/23/98                  CED Pension Plan          500        $6.4375        $0.12                   $3,278.75
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 9/24/98                  CED Pension Plan        24,500        $6.50         $0.06                 $160,720.00
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 9/29/98                  CED Pension Plan        16,400       $6.2271        $0.06                 $103,108.44
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 9/30/98                  CED Pension Plan         8,600       $6.1766        $0.06                  $53,634.76
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 10/1/98                  CED Pension Plan        10,500       $6.1756        $0.06                  $65,473.80
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 10/2/98                  CED Pension Plan          600         $6.25         $0.06                   $3,786.00
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 10/5/98                  CED Pension Plan        38,900       $6.0162        $0.06                 $236,364.18
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 10/7/98                  Lincolnshire Ass.       60,000        $5.125        $0.04                 $309,900.00
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 10/7/98                  Edmundson Intl.         350,000       $5.125        $0.04               $1,807,750.00
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 10/22/98                 Edmundson Intl.         35,000        $6.00         $0.06                 $212,100.00
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 10/26/98                 Edmundson Intl.         50,000        $6.50         $0.06                 $328,000.00
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 11/11/98                 Edmundson Intl.         177,000       $6.75         $0.04               $1,201,830.00
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 11/12/98                 Edmundson Intl.         50,000       $6.8125        $0.04                 $342,625.00
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 11/16/98                 Edmundson Intl.         50,000        $6.75         $0.04                 $339,500.00
--------------------- ------------------------- ------------ ------------- ------------ ------------------------
 TOTAL                                            872,000                                         $5,168,070.93
                                                  -------                                         -------------
----------------------------------------------------------------------------------------------------------------


         (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

         (e) Not applicable.


         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         The first paragraph of Item 6 is amended and restated to read as follows:

CUSIP NO. 45061100                    13D                    Page 10 of 10 pages
          --------              AMENDMENT NO. 3

         Edmundson International beneficially owns 712,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire Associates, is a wholly owned subsidiary of Edmundson International. Lincolnshire Associates beneficially owns 60,000 shares of Common Stock. Therefore, Edmundson International, through its ownership of Portshire Corp., beneficially owns an additional 60,000 shares of Common Stock. Edmundson International is itself a wholly owned subsidiary of CED. Therefore, CED, through its ownership of Edmundson International and indirect ownership of Portshire Corp., beneficially owns 772,000 shares of Common Stock. CED Pension Plan beneficially owns 100,000 shares of Common Stock.


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1998

                                            Edmundson International, Inc.


                                            By:    /s/ David C. Verbeck
                                                  ----------------------
                                            Its:  Secretary
                                                  ----------------------